Paris, February 21, 2006

Vivendi Universal to Extend Approval Deadline and Make Early Consent Payment in Connection with Pending Request to Amend the Deposit Agreement for American Depositary Receipts (ADRs)
Vivendi Universal announces that it is extending the approval deadline in connection with its pending proposal to amend its ADR deposit agreement from March 6, 2006 to April 27, 2006 and that it will be making an early consent payment of $0.10 per American Depositary Share (ADS) to ADR owners who give their approval by April 14, 2006.
Owners of ADRs entitled to receive the consent payment are those owners holding ADRs as of the record date previously established of January 24, 2006 who give (or have already given) and do not rescind their approval to the amendments by April 14, 2006.
Vivendi Universal will continue to accept approvals up to a final deadline scheduled for April 27, 2006, but owners of ADRs who do not give their approval, or who give their approval after April 14, 2006, are not entitled to receive the early consent payment. In consideration of the early consent payment, approvals given and not rescinded by April 14, 2006 become irrevocable on that date up to the final approval deadline.
Payment of the early consent payment is subject to final approval of the amendments by owners holding ADRs evidencing at least a majority of the ADSs as of the record date and will be paid in early May 2006.
The amendments are requested to facilitate the termination of the ADR deposit agreement and delisting from the New York Stock Exchange, and to terminate, when possible, Vivendi Universal’s registration under the US Securities Exchange Act of 1934. If the registration is terminated, Vivendi Universal estimates that the annual registration cost savings would represent approximately €17 million beginning in 2007.
The Supervisory and Management Boards of Vivendi Universal recommend approval of the amendments.

Updated Timetable
Below is the expected timetable, adjusted to give effect to the extension of the approval deadline. The timetable assumes final approval of the amendments and is subject to change.

January 24, 2006	Record date for written approval request

April 14, 2006	Early approval deadline — Last day written approval may be given in order to receive the early consent payment of $0.10 per ADS

April 27, 2006	Final approval deadline

April 28, 2006	Upon instruction of Vivendi Universal, The Bank of New York to provide Notice that Deposit Agreement will be terminated on August 3, 2006

May 3, 2006	Record date of ADRs as of close of business for regular fiscal 2005 dividend payment

May 19, 2006	Last day that The Bank of New York will issue new ADRs

Holders may continue to cancel ADRs for underlying Vivendi Universal ordinary shares

Holders may continue to sell ADSs over the NYSE

August 3, 2006	Deposit Agreement is terminated as of 5:00 p.m. New York time

Last day of trading of ADSs over the NYSE

August 28, 2006	Expiration of Exchange Period — Last day for holders of ADRs to cancel ADRs for underlying ordinary shares
Important disclaimer:
This document contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risk that: Vivendi Universal will not obtain the majority approval from ADR holders to amend certain provisions of the ADR deposit agreement, as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.

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For further information, please contact:

Media	Investor Relations

New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212.572.1334

Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 171 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 171 71 12 33
Alain Delrieu	Edouard Lassalle
+33 (0) 1 71 71 10 86	+33 (0) 171 71 30 45

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